SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 4 TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
SMAN CAPITAL TRUST I
STANDARD MANAGEMENT CORPORATION

(Name of Subject Company (Issuer))
STANDARD MANAGEMENT CORPORATION

(Names of Filing Persons (Offeror))
10.25% Preferred Securities (Liquidation Amount $10 per Preferred Security)
of SMAN Capital Trust I
Guaranteed by
Standard Management Corporation

(Title of Class of Securities)
83168N 20 2

(CUSIP Number of Class of Securities)

Stephen M. Coons, Esq.
Executive Vice President, General Counsel and Secretary
Standard Management Corporation
10689 North Pennsylvania
Indianapolis, Indiana 46280
(317) 574-6200
Copy To:
Marlon F. Starr, Esq.
Troutman Sanders LLP
600 Peachtree Street, Suite 5200
Atlanta, Georgia 30308
Telephone: (404) 885-3287

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE*

Transaction Valuation:	Amount of Filing Fee

$5,661,450*	$605.78

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes that 2,070,000 10.25% Preferred Securities (Liquidation Amount $10 per Preferred Security) of SMAN Capital Trust I will be exchanged pursuant to this offer. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and is based on the product of (i) the approximate aggregate market value of the Preferred Securities ($5,661,450), based on the average of the high and low sales prices of the Preferred Securities on the Nasdaq National Market on May 2, 2006 multiplied by (ii) $107 per each $1.0 million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$605.78	Filing Party:	Standard Management Corporation

Form or Registration No.:	Schedule TO (File No. 005-51173)	Date Filed:	May 5, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
    Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 4 to Schedule TO relates to the offer by Standard Management Corporation to exchange shares of its common stock, no par value per share, for any and all 10.25% Preferred Securities of SMAN Capital Trust I (liquidation amount $10 per trust security) and guaranteed by Standard Management Corporation, which are referred to herein as the “trust securities.” The offer by Standard Management is referred to herein as the “exchange offer.”
     Subject to the terms and conditions of the exchange offer, each holder of trust securities will receive for each trust security validly tendered and not withdrawn 6.0 shares of Standard Management Corporation’s common stock.
     The exchange offer is subject to the terms and conditions set forth in the Offer to Exchange dated May 5, 2006, and Supplement No. 1 (dated May 22, 2006) and Supplement No. 2 (dated June 1, 2006) thereto, each of which has been delivered to the holders of the trust securities, and the related letter of transmittal. The Offer to Exchange is attached to this Schedule TO as Exhibit (a)(1) and the related letter of transmittal and other ancillary documents are attached as Exhibits (a)(2) - (a)(6). All information in the Offer to Exchange, including all exhibits thereto and hereto, is expressly incorporated by reference in answer to all items in this Schedule TO, as applicable.
Item 1. Summary Term Sheet.
     The information set forth under “Summary” in the Offer to Exchange is incorporated herein by reference.
Item 2. Subject Company Information.
     (a)       The name of the subject company is SMAN Capital Trust I. Standard Management Corporation is also considered a subject company as a result of its guarantee of the trust securities. The address and telephone number of the principal executive office of both SMAN Capital Trust I and Standard Management Corporation is 10689 North Pennsylvania, Indianapolis, Indiana 46280, (317) 574-6200.
     (b)       This tender offer statement on Schedule TO relates to the 10.25% Preferred Securities issued by SMAN Capital Trust I (liquidation amount $10.00 per trust security) and guaranteed by Standard Management Corporation. As of May 2, 2006, 2,070,000 trust securities were issued and outstanding.
     (c)       The trust securities are quoted on the Nasdaq National Market under the symbol “SMANP.” The information set forth in the Offer to Exchange under “Market Price Information” is incorporated herein by reference.
Item 3. Identity and Background of the Filing Person.
     (a)       Standard Management Corporation is the filing person. SMAN Capital Trust I is a special purpose financing subsidiary of Standard Management Corporation. As a result of its guarantee of the trust securities, Standard Management Corporation is also considered a subject company. The information set forth in the Offer to Exchange under “Summary” is incorporated herein by reference.

Item 4. Terms of the Transaction.
     (a)       The information set forth in the Offer to Exchange under the sections entitled “Summary — The Exchange Offer,”
“— General Terms and Other Provisions of the Exchange Offer,” “Accounting Treatment for the Exchange Offer,” “Description of the Exchange Offer — Terms of the Exchange Offer,” “ — Conditions to the Exchange Offer,” “ — Procedures for Tendering Your Securities,” “— Withdrawal of Tenders,” “Comparison of Rights” and “Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.
     (b)       The information set forth in the Offer to Exchange under “Interests of Directors and Officers” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e)       None.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a)       The information set forth in the Offer to Exchange under “Description of the Exchange Offer — Purpose and Background of the Exchange Offer” is incorporated herein by reference.
     (b)       The trust securities acquired pursuant to the exchange offer will be retired.
     (c)(1)    In the event that all outstanding trust securities are validly tendered and accepted in the exchange offer, Standard Management Corporation intends to retire the trust securities and to dissolve SMAN Capital Trust I.
     (c)(2)    None.
     (c)(3)    The information set forth in the Offer to Exchange under “Capitalization” and “Selected Financial Data” is incorporated herein by reference.
     (c)(4)    None.
     (c)(5)    None.
      (c)(6)    The information set forth in the Offer to Exchange under “Description of the Exchange Offer — Consequences of Not Participating in the Exchange Offer” is incorporated herein by reference.
     (c)(7)    None.
     (c)(8)    None.
     (c)(9)    None.
     (c)(10)  In the event that all outstanding trust securities are validly tendered and accepted in the exchange offer, Standard Management Corporation intends to retire the trust securities and to dissolve SMAN Capital Trust I.

Item 7. Source and Amount of Funds or Other Consideration.
     (a)       The information set forth in the Offer to Exchange under “Summary” and “Description of the Exchange Offer — Terms of the Exchange Offer” is incorporated herein by reference.
     (b)       None.
     (d)       None.
Item 8. Interests in Securities of the Subject Company.
     (a)       The information set forth in the Offer to Exchange under “Interests of Directors and Officers” is incorporated herein by reference.
     (b)       The information set forth in the Offer to Exchange under “Interests of Directors and Officers” is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a)       The information set forth in the Offer to Exchange under “Description of the Exchange Offer — Exchange Agent,” “— Information Agent” and “— Other Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
      (a)       The information set forth in the Offer to Exchange under “Capitalization,” “Ratio of Earnings to Fixed Charges,” “Selected Financial Data” and “Unaudited Pro Forma Financial Statements” is incorporated herein by reference and includes all required summarized data. In addition, the consolidated financial statements and related footnotes included in (i) Item 8 to Standard Management’s Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on April 17, 2006, and (ii) Item 1 to Standard Management’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 15, 2006, are also incorporated herein by reference. The public may read and copy any materials filed by Standard Management Corporation with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2005, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, at the SEC’s Public Reference Room located at 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information. The website address is http://www.sec.gov.
     (b)       Not applicable.
Item 11. Additional Information.
     (a)       None.
     (b)       The information set forth in the Offer to Exchange is incorporated herein by reference.

Item 12. Exhibits.

Exhibit
Number	Description of Exhibits
(a)(1)	Offer to Exchange, dated May 5, 2006.

(a)(2)	Letter of Transmittal.

(a)(3)	Notice of Guaranteed Delivery.

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Letter to Clients.

(a)(6)	IRS Substitute Form W-9.

(a)(7)	Press Release dated March 8, 2006 (incorporated by reference from Exhibit 99.1 to Standard Management Corporation’s Current Report on Form 8-K filed on March 8, 2006).

(a)(8)	Press Release dated May 5, 2006.

(a)(9)	Supplement No. 1 to Offer to Exchange, dated May 22, 2006.

(a)(10)	Supplement No. 2 to Offer to Exchange, dated June 1, 2006.

(a)(11)	Press Release dated June 2, 2006.

(a)(12)	Press Release dated June 7, 2006.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STANDARD MANAGEMENT CORPORATION

Date: June 7, 2006	By:	/s/ Stephen M. Coons

Stephen M. Coons,
Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits
(a)(1)*	Offer to Exchange, dated May 5, 2006.

(a)(2)*	Letter of Transmittal.

(a)(3)*	Notice of Guaranteed Delivery.

(a)(4)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)*	Letter to Clients.

(a)(6)*	Instruction to Registered Holders.

(a)(7)*	Press Release dated March 8, 2006 (incorporated by reference from Exhibit 99.1 to Standard Management Corporation’s Current Report on Form 8-K filed on March 8, 2006).

(a)(8)*	Press Release dated May 5, 2006.

(a)(9)*	Supplement No. 1 to Offer to Exchange, dated May 22, 2006.

(a)(10)*	Supplement No. 2 to Offer to Exchange, dated June 1, 2006.

(a)(11)*	Press Release dated June 2, 2006.

(a)(12)	Press Release dated June 7, 2006.

*	Previously filed.